                         May 27, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

          Re:  Jafra S.A. (formerly CDRJ North Atlantic (Lux) S.ár.l.) Form S-1 (File No. 333-112813)

Ladies and Gentlemen:

Reference is made to the above captioned registration statement (the “Registration Statement”) filed by Jafra S.A. (formerly CDRJ North Atlantic (Lux) S.ár.l.) (the “Registrant”) on February 13, 2004. The previously announced acquisition of all of the shares of common stock of the Registrant by Vorwerk & Co. eins GmbH (“Vorwerk”), a private German corporation, was consummated earlier today. Vorwerk and the Registrant have determined not to pursue the initial public offering of common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective, and no shares of common stock of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement.

Please forward copies of the order consenting to the Withdrawal of the Registration Statement to the undersigned via facsimile at (805) 449-3254, with a copy to Daniel Clivner, Esq. at Simpson Thacher & Bartlett LLP at (310) 407-7502 and Steven J. Slutzky, Esq. at Debevoise & Plimpton LLP at (212) 909-6836, and via mail to Ralph S. Mason, III at Jafra S.A., c/o Jafra Cosmetics International, Inc., 2451 Townsgate Road, Westlake Village, California 91361.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Daniel Clivner, Esq. at (310) 407-7555 or Steven J. Slutzky, Esq. at (212) 909-6000.

Sincerely,

/s/ RONALD B. CLARK

Name: Ronald B. Clark
Title: Chairman (Principal Executive Officer)